Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                                  April 29, 2010

VIA EDGAR

Mr. Michael Kosoff
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re: AllianceBernstein Variable Products Series Fund, Inc. Post-Effective Amendment No. 50
                  File Nos. 033-18647 and 811-05398

Dear Mr. Kosoff:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Variable Products Series Fund, Inc. (the "Fund"), as provided orally to Young Seo of this office on April 12, 2009. The Staff's comments and our responses are discussed below.

General Comments
----------------

Comment 1:  Portfolio Turnover: As the Portfolios are offered for tax advantaged accounts, the disclosure regarding tax implications of higher portfolio turnover should be removed.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Principal Risks: For each Portfolio whose portfolio turnover rate is in excess of 100%, a disclosure regarding active trading risk should be included in the principal risks section.

Response:   We discussed this comment with you and concluded that the Portfolio
            Turnover disclosure was sufficient.

Comment 3:  Bar Chart and Performance Information: In the narrative preceding the bar chart, the phrase, "before and after taxes", should be deleted.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Bar Chart and Performance Information: A statement to the effect that the costs associated with variable contracts are not reflected and that, if they were included, performance would be lower should be included in the introductory narrative.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Bar Chart and Performance Information: In the Performance Table,
            please include the following parenthetical disclosure following the name of an index: "(reflects no deduction for fees, expenses or taxes)".

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Money Market Portfolio
----------------------------------------

Comment 6:  Bar Chart and Performance Information: The second bullet point disclosure regarding the Portfolio's performance compared to market index should be deleted.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Intermediate Bond Portfolio
---------------------------------------------

Comment 7:  Principal Investment Strategies: The fourth sentence of the first paragraph states that the Portfolio may invest in fixed-income securities which are below investment grade bonds. This disclosure should include a reference to "junk bonds".

Response:   We have revised the disclosure in response to this comment.

Comment 8:  Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in mortgage-related and other asset-backed securities, there is no corresponding risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   The Principal Risks section includes "Prepayment Risk" which describes the risks of investments in mortgage-related and other asset-backed securities. We have not revised the disclosure in response to this comment.

Comment 9:  Principal Risks: Given the Portfolio's high concentration in investments in high yield securities, high yield risk should be broken out as a separate risk disclosure.

Response:   We have revised the disclosure in response to this comment.

Comment 10: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure regarding active trading, there is no corresponding risk disclosure in the principal risks section. Please reconcile the discrepancy.

Response:   In order to avoid repeating the same disclosure twice, we have removed the disclosure from the principal strategies and added it as a risk.

AllianceBernstein Large Cap Growth Portfolio
--------------------------------------------

Comment 11: Principal Investment Strategies/Principal Risks: Whereas the
            principal risks section includes a disclosure regarding derivatives risk, there is no corresponding disclosure in the principal investment strategies section. Either remove the disclosure from the principal risks section or explicitly include a disclosure regarding investments in derivatives in the principal investment strategies section.

Response:   We have revised the disclosure in response to this comment.

Comment 12: Bar Chart and Performance Information: An explanation of the secondary index should be provided in the narrative preceding the performance table.

Response:   The secondary index has been deleted from the performance table.

AllianceBernstein Growth and Income Portfolio
---------------------------------------------

Comment 13: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in derivatives, there is no corresponding risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Growth Portfolio
----------------------------------

Comment 14: Principal Investment Strategies/Principal Risks: Whereas the
            principal risks section includes a disclosure regarding derivatives risk, there is no corresponding disclosure in the principal investment strategies section. Either remove the disclosure from the principal risks section or explicitly include a disclosure regarding investments in derivatives in the principal investment strategies section.

Response:   The associated principal risk is included in the Prospectus.

AllianceBernstein International Growth Portfolio
------------------------------------------------

Comment 15: Principal Strategies: Because this is an "international" fund, a disclosure regarding the percentage of the Portfolio's assets invested outside of the U.S. should be included.

Response:   We have revised the disclosure in response to this comment.

Comment 16: Bar Chart and Performance Information: Please explain supplementally why both a "gross" index and a "net" index are included in the performance table.

Response:   The gross index has been deleted from the performance table.

Comment 17: Bar Chart and Performance Information: An explanation of the secondary index should be provided in the narrative preceding the performance table.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Global Thematic Growth Portfolio
--------------------------------------------------

Comment 18: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in unlisted securities, there is no liquidity risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include a disclosure regarding liquidity risk in the principal risks section.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Small Cap Growth Portfolio
--------------------------------------------

Comment 19: Principal Investment Strategies/Principal Risks: Whereas the
            principal risks section includes a disclosure regarding derivatives risk, there is no corresponding disclosure in the principal investment strategies section. Either remove the disclosure from the principal risks section or explicitly include a disclosure regarding investments in derivatives in the principal investment strategies section.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Real Estate Investment Portfolio
--------------------------------------------------

Comment 20: Principal Investment Strategies/Principal Risks: Whereas the
            principal risks section includes a disclosure regarding foreign securities risk, there is no corresponding disclosure in the principal investment strategies section. Either remove the disclosure from the principal risks section or explicitly include a disclosure regarding investments in foreign securities in the principal investment strategies section.

Response:   We have revised the disclosure in response to this comment.

Comment 21: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in derivatives, there is no corresponding risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   The associated principal risk is included in the Prospectus.

AllianceBernstein International Value Portfolio
-----------------------------------------------

Comment 22: Principal Strategies: Because this is an "international" fund, a disclosure regarding the percentage of the Portfolio's assets invested outside of the U.S. should be included.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Small/Mid Cap Value Portfolio
-----------------------------------------------

Comment 23: Principal Strategies: An explanation of who or what the entity,
            "Bernstein", is should be included.

Response:   We have revised the disclosure in response to this comment.

Comment 24: Principal Strategies: The eighth paragraph includes a disclosure that the Portfolio may have investments that focus significantly in a single sector. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Value Portfolio
---------------------------------

Comment 25: Bar Chart and Performance Information: The footnote to the performance table regarding the inception date should be deleted. The inception date should be included in the body of the performance table as a parenthetical disclosure.

Response:   We have revised the disclosure in response to this comment.

AllianceBernstein Balanced Wealth Strategy Portfolio
----------------------------------------------------

Comment 26: Fees and Expenses of the Portfolio: The following phrase in the footnote to the Annual Portfolio Operating Expenses table should be deleted: "and will continue thereafter from year to year unless the Adviser provides notice of termination 60 days prior to the end of the Portfolio's fiscal year." Instruction 3(e) to Item 3 of Form N-1A is intended to require a disclosure of who can terminate the fee waiver/expense reimbursement agreement and under what circumstances, only if the agreement may be terminated during the one year period from the effective date of the registration statement.

Response:   The footnote has been deleted.

Comment 27: Principal Investment Strategies: The first sentence simply restates the investment objective and should be deleted because it is redundant and not permitted or required under Item 4 of Form N-1A.

Response:   We have revised the disclosure in response to this comment.

Comment 28: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in derivatives, there is no corresponding risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   We have revised the disclosure in response to this comment.

Comment 29: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in REITs, there is no corresponding risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   We have revised the disclosure in response to this comment.

Comment 30: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in high yield securities, there is no corresponding risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   We have revised the disclosure in response to this comment.

Comment 31: Principal Investment Strategies/Principal Risks: Whereas the
            principal investment strategies section includes a disclosure that the Portfolio may invest in short sales, there is no corresponding risk disclosure in the principal risks section. Either remove the disclosure from the principal investment strategies section or explicitly include risk of such investment in the principal risks section.

Response:   We have revised the disclosure in response to this comment.

Comment 32: Bar Chart and Performance Information: An explanation of the secondary index should be provided in the narrative preceding the performance table.

Response:   We have revised the disclosure in response to this comment.

Comment 33: Bar Chart and Performance Information: The footnote to the performance table regarding the inception date should be deleted. The inception date should be included in the body of the performance table as a parenthetical disclosure.

Response:   We have revised the disclosure in response to this comment.

Comment 34: Management of the Portfolios - Investment Adviser: Reference to
            annual reports and semi-annual reports in the disclosure regarding the Board's basis for approving the investment advisory agreement should include disclosure regarding the dates covered by such reports as per Item 10(a)(1)(iii) of Form N-1A.

Response:   We have revised the disclosure in response to this comment.

Comment 35: Management of the Portfolios - Portfolio Managers: The format of the portfolio manager disclosure appears to differ from Portfolio to Portfolio. Please make the format consistent for each Portfolio.

Response:   The format differs because some of the Portfolios have one portfolio manager who is primarily responsible for the day-to-day management of the Portfolio's portfolio and others have a team of portfolio managers responsible for the day-to-day management of the portfolio.
            We have not revised the disclosure in response to this comment.

Comment 36: Management of the Portfolios - Performance of Equity and
            Fixed-Income Investment Teams: The performance presentation shows components of the fund which is not permissible because prior performance should have substantially similar strategy and risks as the Portfolio. Also, the portfolio managers of the components are different from those of the Portfolio. The performance comparison should be removed.

Response:   The investment strategy for the Balanced Wealth Strategy Portfolio is clearly identified by percentage as being composed of specific investments. As disclosed, the Portfolio invests 50% of its assets in equity securities and 50% in debt securities. For equity investments, the Portfolio diversifies between growth and value investment styles with an equal weighting of growth and value stocks
            (50% each). Within each of these investment styles, the Portfolio targets a blend of 70% in U.S. equity securities and 30% in non-U.S.
            equity securities. The prior performance information for the Historical Portfolios illustrates the performance of similarly managed accounts for each of the clearly identified components of the Portfolio's investment strategies. We do not believe the disclosure is misleading and is, in fact, meaningful for an investor. We also believe that it is consistent with the Nicholas-Applegate Mutual Funds (pub. Avail. Aug. 6, 1996) no-action letter ("Nicholas-Applegate") in which the Staff permitted an open-end fund to disclose the performance of similarly managed private accounts.

            In Nicholas-Applegate, the Staff pointed out that the instructions to Form N-1A permit a fund to include information in a prospectus that is not otherwise required so long as the information is "not incomplete, inaccurate, or misleading" and the information does not "obscure or impede understanding" of the required information. The Staff also pointed out that it was the fund's responsibility to meet this obligation.(1) The Prospectus discloses all the information required by Nicholas-Applegate, including the following disclosures:

                  o The Historical Portfolios are not subject to the same type of expenses as the Portfolio;

                  o The Historical Portfolios are not subject to the same diversification requirements, tax restrictions and other investment limitations imposed by the laws and regulations applicable to mutual funds;

                  o Performance data is presented since the Historical Portfolios' inception;

                  o The Historical Portfolios' performance is compared to the appropriate indices;

                  o A statement that the performance data is provided solely to illustrate the past performance of the equity and fixed-income teams in managing the Historical Portfolios;

                  o A statement that investors should not rely on the performance data of the Historical Performance as an indication of the future performance of the Portfolio;

                  o Statements that the investment performance for the periods presented may not be indicative of future rates of return and that other methods of computing performance may produce different results and the results for different periods may vary; and

                  o A description of how the Historical Portfolios' performance is calculated.


            You also commented that the portfolio managers of the Historical Portfolios are not the same as those of the Portfolio. The performance is for similarly managed accounts and we are not aware of any no-action letters or other precedent that requires the portfolio managers to be the same.


--------
(1) See also Bramwell Growth Fund (pub. avail. Aug. 7, 1996); GE Funds (pub. avail. Feb. 7, 1997); and ITT Hartford Mutual Funds (pub. avail. Feb. 7,
      1997).

            In fact, it is unlikely that the portfolio managers would ever be the same for similarly managed accounts over the periods for which historical performance is given, which range, for the Historical Portfolios, from seven to 33 years.

            The Historical Portfolio performance information has been included in the Prospectuses for the Portfolio and its retail clone for at least six years and we have never received a Staff comment that it is not permissible. We think that it conforms to established standards for the disclosure of similarly managed account information and is clearly permissible. We have not revised the Prospectus in response to this comment.


Comment 37: Back Cover Page: The internet disclosure should explicitly state that the annual/semi-annual reports and the SAI are available at a specified website of the Fund.

Response:   We have revised the disclosure in response to this comment.

Comment 38: Back Cover Page: Please define "Commission" again on the back cover page. Even though the term is defined in the disclosure for the Money Market Portfolio, it is possible that an investor may not read that disclosure if he/she does not invest in the Money Market Portfolio.

Response:   We have revised the disclosure in response to this comment.

Comment 39: Back Cover Page: Please reduce the font size of the 1940 Act file number.

Response:   We have revised the disclosure in response to this comment.

Comment 40: Disclosure required by Item 12(c)(1) of Form N-1A should be provided.

Response:   Item 12(c)(1) of Form N-1A requires description of the main features of the structure of the multiple class fund. We have revised the disclosure in response to this comment to include description of Rule 12b-1 fees and distribution arrangements for Class B shares.

Comment 41: Item 12(b) of Form N-1A requires disclosure regarding Rule 12b-1 fees.

Response:   We have revised the disclosure in response to this comment.

Comment 42: SAI: A disclosure of the name of each series should be included on the cover page of the SAI. Also, a disclosure of the ticker symbol of each class of each series should be included on the cover page of the SAI.

Response:   We have revised the cover page to include a disclosure of the name of each series. We confirm that the series and classes do not have ticker symbols.

Comment 43: SAI: The new board of directors disclosure should be included in the
            485(b) filing.

Response:   We have included the new board of directors disclosure in the SAI.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,


                                        /s/ Young Seo
                                        -------------
                                        Young Seo

cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.

SK 00250 0292 1095551